Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2014	2013	2014	2013
Net income available to stockholders	$4,281	$2,146	$7,168	$6,598
Less: Distributed and undistributed earnings allocated to non-vested stock	(66)	(28)	(106)	(98)
Earnings available to common shareholders	$4,215	$2,118	$7,062	$6,500
Shares Calculation
Average shares outstanding - Basic Common	4,979	4,896	4,967	4,887
Average shares outstanding - Basic Class B Common	2,005	1,976	1,999	1,960
Potential Common Stock relating to stock options	23	50	25	57
Average shares outstanding - Assuming dilution	7,007	6,922	6,991	6,904
Net Income Per Share: Basic Common	$0.65	$0.33	$1.09	$1.02
Net Income Per Share: Basic Class B Common	$0.49	$0.25	$0.82	$0.77
Net Income Per Share: Diluted	$0.60	$0.31	$1.01	$0.94

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